Exhibit 99.1

Leju Reports Second Quarter 2014 Results

BEIJING, August 20, 2014 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights

•                      Total revenues increased by 63% year-on-year to $117.4 million

•            Revenues from e-commerce services increased by 159% year-on-year to $68.3 million

•            Revenues from online advertising services increased by 11% year-on-year to $44.8 million

•            Revenues from listing services decreased by 15% year-on-year to $4.2 million

•                      Non-GAAP1 income from operations increased by 83% to $24.1 million in the second quarter of 2014 from $13.2 million in the same quarter of 2013

•                      Non-GAAP net income attributable to Leju shareholders was $20.5 million, or $0.15 per diluted American depositary share (“ADS”) in the second quarter of 2014, representing an increase of 78% compared to $11.5 million, or $0.10 per diluted ADS, in the same quarter of 2013

First Half 2014 Financial Highlights

•                      Total revenues increased by 75% year-on-year to $195.9 million

•            Revenues from e-commerce services increased by 188% year-on-year to $118.0 million

•            Revenues from online advertising services increased by 12% year-on-year to $69.4 million

•            Revenues from listing services increased by 1% year-on-year to $8.5 million

•                      Non-GAAP income from operations was $32.5 million in the first half of 2014, increasing by 208% from $10.6 million in the same period of 2013

•                      Non-GAAP net income attributable to Leju shareholders was $28.1 million, or $0.22 per diluted ADS in the first half of 2014, increasing by 290% from $7.2 million, or $0.06 per diluted ADS, in the same period of 2013

“We are pleased that Leju was able to deliver strong results in the second quarter despite various industry headwinds,” said Mr. Geoffrey He, Leju’s chief executive officer. “We have stayed focused on implementing our mobile strategy, which has allowed us to anticipate and address new market demands. Our Weixin Home Promotion launched in June received an overwhelmingly positive response, and we expect our recently launched mobile products for both e-commerce and listing services will further enhance our interaction with customers. Going forward, Leju plans to continue its emphasis on O2O services and product innovation, and we look forward to cooperating with our partners to provide comprehensive products and services for our clients.”

Mr. He added, “The real estate market in China experienced a substantial slowdown this year, which has led to some loosening of restrictive government policies and an indication that more loosening may be ahead. Current market conditions have also prompted a number of developers to show pricing flexibility while boosting their marketing efforts. We believe these trends will have a positive effect on the market in the second half of the year. “

1  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Second Quarter 2014 Results

Total revenues were $117.4 million, an increase of 63% from $71.9 million for the same quarter of 2013, mainly driven by the growth of revenues from e-commerce services.

Revenues from e-commerce services were $68.3 million, an increase of 159% from $26.4 million for the same quarter of 2013, primarily due to a 107% increase in discount coupons redeemed2, as a result of the expansion of the Company’s e-commerce business through partnerships with additional property developers.

Revenues from online advertising services were $44.8 million, an increase of 11% from $40.5 million for the same quarter of 2013, primarily due to revenue growth in both the Company’s new home and home furnishing channels.

Revenues from listing services were $4.2 million, a decrease of 15% from $5.0 million for the same quarter of 2013, mainly due to the slowdown in secondary home sales.

Cost of revenues was $11.7 million, a decrease of 36% from $18.4 million for the same quarter of 2013, primarily due to decreased fees paid to third parties for services in connection with the Company’s listing business and decreased amortization of intangible assets as the Company’s exclusive rights with Baidu were extended to March 2015 at no additional cost and the Company’s advertising agency agreement with SINA was extended to March 2024 at no additional cost.

Selling, general and administrative expenses were $88.5 million, an increase of 86% from $47.6 million for the same quarter of 2013, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business, along with increased staff costs resulting from increased headcount.

Income from operations was $18.5 million in the second quarter of 2014, an increase of 211% from $6.0 million in the same quarter of 2013. Non-GAAP income from operations was $24.1 million, an increase of 83% from $13.2 million in the same quarter of 2013.

Net income was $15.6 million, an increase of 170% from $5.8 million in the same quarter of 2013. Non-GAAP net income was $20.8 million, an increase of 78% from $11.7 million in the same quarter of 2013.

Net income attributable to Leju shareholders was $15.4 million, or $0.12 per diluted ADS, an increase of 170% from $5.7 million, or $0.05 per diluted ADS, for the same quarter of 2013. Non-GAAP net income attributable to Leju shareholders was $20.5 million, or $0.15 per diluted ADS, an increase of 78% from $11.5 million, or $0.10 per diluted ADS, for the same quarter of 2013.

First Half 2014 Results

Total revenues were $195.9 million, an increase of 75% from $111.7 million for the same period of 2013, mainly driven by growth of revenues from e-commerce services.

Revenues from e-commerce services were $118.0 million, an increase of 188% from $41.1 million for the same period of 2013, primarily due to a 127% increase in discount coupons redeemed, as a result of the expansion of the Company’s e-commerce business through partnerships with additional property developers.

Revenues from online advertising services were $69.4 million, an increase of 12% from $62.2 million for the same period of 2013, primarily due to revenue growth in the Company’s new home and home furnishing channels.

Revenues from listing services were $8.5 million, compared to $8.4 million for the same period of 2013, primarily due to the slowdown in secondary home sales.

2  See “Selected Operating Data” below for more details on the discount coupons sold and redeemed.

Cost of revenues was $23.9 million, a decrease of 29% from $33.7 million for the same period of 2013, primarily due to a decrease in fees paid to third parties for services in connection with the Company’s listing business and decreased amortization of intangible assets as the Company’s exclusive rights with Baidu were extended to March 2015 at no additional cost and the Company’s advertising agency agreement with SINA was extended to March 2024 at no additional cost.

Selling, general and administrative expenses were $153.0 million, an increase of 87% from $81.7 million for the same period of 2013, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business, along with increased staff costs resulting from increased headcount.

Income from operations was $20.5 million, compared to loss from operations of $3.7 million in the same period of 2013. Non-GAAP income from operations was $32.5 million, an increase of 208% from $10.6 million in the same period of 2013.

Net income was $17.4 million, compared to a net loss of $4.0 million in the same period of 2013. Non-GAAP net income was $28.0 million, an increase of 276% from $7.4 million in the same period of 2013.

Net income attributable to Leju shareholders was $17.6 million, or $0.14 per diluted ADS, compared to net loss attributable to Leju shareholders of $4.1 million, or a loss of $0.03 per diluted ADS, for the same period of 2013. Non-GAAP net income attributable to Leju shareholders was $28.1 million, or $0.22 per diluted ADS, an increase of 290% from $7.2 million, or $0.06 per diluted ADS, for the same period of 2013.

Cash Flow

As of June 30, 2014, the Company’s cash and cash equivalents balance was $228.6 million.

Second quarter 2014 net cash provided by operating activities was $18.5 million, mainly attributable to non-GAAP net income of $20.8 million. Net cash used in investing activities was $7.0 million, mainly comprised of a payment of $5.7 million to Baidu related to the exclusive rights agreement. Net cash provided by financing activities was $117.8 million, mainly comprised of net proceeds of $121.1 million from the Company’s initial public offering (the “IPO”) on the New York Stock Exchange in April 2014.

Business Outlook

The Company maintains its previous fiscal year 2014 total revenue guidance of approximately $500 million to $520 million, which would represent an increase of approximately 49% to 55% from $335.4 million in 2013. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on August 20, 2014 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-631-514-2526
Hong Kong:	+852-5808-3202
Mainland China:	+86-10-4001-200-539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until August 27, 2014:

International:	+1-866-846-0868
Passcode:	2892533

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 250 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of leading internet companies such as SINA Corporation and Baidu Inc., and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its recent carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA, Baidu and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s controlling interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Ms. Melody Liu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: leju@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1 (616) 551-9714

E-mail: leju@ogilvy.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	June 30,
	2013	2014
ASSETS
Current assets
Cash and cash equivalents	98,730	228,551
Accounts receivable, net	87,316	113,246
Deferred tax assets, net	27,714	27,462
Prepaid expenses and other current assets	5,556	8,592
Amounts due from related parties	3,472	12
Total current assets	222,788	377,863
Property and equipment, net	7,028	6,882
Intangible assets, net	128,530	116,173
Investment in affiliates	251	136
Goodwill	40,611	40,491
Other non-current assets	3,730	3,737
Total assets	402,938	545,282

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,423	477
Accrued payroll and welfare expenses	30,504	33,789
Income tax payable	41,437	43,867
Other tax payable	18,514	20,922
Amounts due to related parties	4,501	4,733
Advance from customers and deferred revenue	7,163	7,579
Liability for exclusive rights, current	8,968	3,251
Other current liabilities	11,074	27,200
Total current liabilities	123,584	141,818
Deferred tax liabilities	27,564	27,559
Total liabilities	151,148	169,377
Equity
Ordinary shares ($0.001 par value): 500,000,000 and 500,000,000 shares authorized, 120,000,000 and 133,529,420 shares issued and outstanding, as of December 31, 2013 and June 30, 2014, respectively	120	134
Additional paid-in capital	686,378	795,322
Accumulated deficit	(443,294)	(426,232)
Subscription receivables	(120)	—
Accumulated other comprehensive income	5,622	5,083
Total Leju equity	248,706	374,307
Non-controlling interests	3,084	1,598
Total equity	251,790	375,905
TOTAL LIABILITIES AND EQUITY	402,938	545,282

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014

Revenues
E-commerce	26,365	68,311	41,055	118,032
Online advertising services	40,486	44,814	62,220	69,416
Listing services	5,001	4,238	8,401	8,456
Total revenues	71,852	117,363	111,676	195,904
Cost of revenues	(18,398)	(11,726)	(33,742)	(23,862)
Selling, general and administrative expenses	(47,636)	(88,485)	(81,725)	(152,952)
Other operating income	141	1,356	141	1,378
Income (loss) from operations	5,959	18,508	(3,650)	20,468
Interest income	238	216	434	429
Other income (expenses), net	(421)	77	(801)	63
Income (loss) before taxes and equity in affiliates	5,776	18,801	(4,017)	20,960
Income tax benefit (expense)	8	(3,102)	(5)	(3,458)
Income (loss) before equity in affiliates	5,784	15,699	(4,022)	17,502
Loss from equity in affiliates	—	(68)	—	(114)
Net income (loss)	5,784	15,631	(4,022)	17,388
Less: net income (loss) attributable to non-controlling interests	89	260	96	(225)
Net income (loss) attributable to Leju shareholders	5,695	15,371	(4,118)	17,613

Earnings (loss) per share:
Basic	0.05	0.12	(0.03)	0.14
Diluted	0.05	0.12	(0.03)	0.14
Shares used in computation:
Basic	120,000,000	130,126,703	120,000,000	125,063,352
Diluted	120,000,000	133,029,471	120,000,000	127,453,210

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1528 on June 30, 2014 and USD1 = RMB6.1581 for the three months ended June 30, 2014

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
Net income (loss)	5,784	15,631	(4,022)	17,388
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	1,018	161	1,594	(654)

Comprehensive income (loss)	6,802	15,792	(2,428)	16,734

Less: Comprehensive income (loss) attributable to non-controlling interest	128	249	157	(335)

Comprehensive income (loss) attributable to Leju shareholders	6,674	15,543	(2,585)	17,069

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP income (loss) from operations	5,959	18,508	(3,650)	20,468
Share-based compensation expense	1,751	2,361	3,210	4,038
Amortization of intangible assets resulting from business acquisitions	5,503	3,272	11,006	8,021
Non-GAAP income from operations	13,213	24,141	10,566	32,527

GAAP net income (loss)	5,784	15,631	(4,022)	17,388
Share-based compensation expense (net of tax)	1,751	2,361	3,210	4,038
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,127	2,762	8,254	6,550
Non-GAAP net income	11,662	20,754	7,442	27,976

Net income (loss) attributable to Leju Shareholders	5,695	15,371	(4,118)	17,613
Share-based compensation expense (net of tax and non-controlling interests)	1,751	2,361	3,210	4,038
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,057	2,732	8,112	6,464
Non-GAAP net income attributable to Leju shareholders	11,503	20,464	7,204	28,115

GAAP net income (loss) per ADS — basic	0.05	0.12	(0.03)	0.14

GAAP net income (loss) per ADS — diluted	0.05	0.12	(0.03)	0.14

Non-GAAP net income per ADS — basic	0.10	0.16	0.06	0.22

Non-GAAP net income per ADS — diluted	0.10	0.15	0.06	0.22

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	120,000,000	130,126,703	120,000,000	125,063,352

Shares used in calculating diluted GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	120,000,000	133,029,471	120,000,000	127,453,210

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2014	2013	2014

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	40,274	89,524	63,399	137,964
Number of discount coupons redeemed (number of transactions)	24,072	49,724	36,768	83,596